SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  January 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO OPEN TIMISOARA BASE (NO. 78)

1 BASED AIRCRAFT, $100M INVESTMENT

7 NEW ROUTES INCLUDING DOUBLE DAILY SERVICE TO BUCHAREST

Ryanair, Europe's favourite airline, today (14 Jan) announced it will open a new base at Timisoara Airport (No.78), from November, with 1 based aircraft (an investment of $100m) and 7 new routes to Berlin, Brussels Charleroi, Dusseldorf Weeze, Frankfurt Hahn, London Stansted, Milan Bergamo and a double daily service to Bucharest. Ryanair's first Romanian base will deliver 575,000 new customers p.a. and support 430* "on-site" jobs at Timisoara Airport.

Ryanair's Timisoara base will deliver:

- 1 based aircraft ($100m)

- 1 new domestic route to Bucharest (2 x daily)

- 6 new Intl. routes: Berlin, Brussels Crl, Dusseldorf Weeze, Frankfurt Hahn, London (S) & Milan (B)

- 35 weekly flights

- 575,000 customers p.a.

- 430* "on site" jobs p.a.

In Romania, Ryanair's Chief Commercial Officer, David O'Brien said:

              "We are pleased to open our first Romanian base at Timisoara Airport from November, as we invest $100m in the Banat region with 1 based aircraft, a double daily service to Bucharest and 6 international routes to
               Berlin, Brussels Charleroi, Dusseldorf Weeze, Frankfurt Hahn, London Stansted and Milan Bergamo, which will deliver 575,000 customers p.a. and support 430 jobs at Timisoara Airport.

              Our double daily Timisoara-Bucharest service (which goes on sale soon) will be ideal for both business and leisure customers and we look forward to growing routes, traffic, jobs and tourism in Romania. Ryanair customers can look forward to further improvements in the coming months under our "Always Getting Better" programme including new cabin interiors, new uniforms and more low fare routes, as we continue to offer so much more than just the lowest fares.

             To celebrate our new Timisoara base we are releasing over 100,000 seats on sale at prices from just €19.99 for travel in November and December which must be booked by Tuesday (19 Jan). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

Timisoara Airport's Commercial Director, Daniel Stamatovici said:

           "The presence of an airline such as Ryanair at Timisoara International Airport and introduction of these 7 new routes is a good opportunity for people in the West Region of Romania and for the airport itself. It will have a positive impact on the attractiveness of the region and traffic growth at the airport."

ENDS

* ACI confirms up to 750 'on-site' jobs per 1m passengers

For further information
please contact:                                      Denis Barabas                              Olga Pawlonka
                                                                 Ryanair Ltd                                   Ryanair Ltd
                                                                 Tel: +353-1-9451881                 Tel: +353-1-9451768
                                                                 barabasd@ryanair.com               pawlonkao@ryanair.com

Timisoara Winter 2016 Schedule

Bucharest	2 x daily
London Stansted	1 x daily
Milan Bergamo	5 x weekly
Brussels Charleroi	3 x weekly
Berlin	2 x weekly
Dusseldorf Weeze	2 x weekly
Frankfurt Hahn	2 x weekly

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 14 January 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary